UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 001-31383

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ENBRIDGE ENERGY MANAGEMENT, L.L.C.

Full Name of Registrant

Former Name if Applicable

1100 Louisiana, Suite 3300

Address of Principal Executive Office

Houston, Texas 77002

City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Enbridge Energy Management, L.L.C. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 (this “Notification”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”). We are filing this Notification because the Company plans to incorporate by reference the Annual Report on Form 10-K for the year ended December 31, 2011 (the “Partnership Form 10-K”) of Enbridge Energy Partners, L.P. (the “Partnership”) and the Partnership is also filing a Notification of Late Filing on Form 12b-25. The Partnership is filing its Notification because, as previously announced on January 25, 2012, it has been investigating accounting misstatements and other accounting errors at its NGL trucking and marketing subsidiary, as explained more fully in the Partnership’s Notification. This work has been supplemented by similar investigations by our Audit, Finance, & Risk Committee. The discovery of the accounting misstatements has added complexity to the Partnership’s normal Partnership Form 10-K filing process, including management’s assessment of the Partnership’s internal control over financial reporting in light of the accounting misstatements and other accounting errors. The additional time for filing of the Form 10-K is required for management, the Audit, Finance, & Risk Committee and our registered independent public accountants to complete its normal 10-K filing process. Due to the Company’s dependence upon the Partnership Form 10-K being filed, and as a result of the Partnership’s delay in filing the Partnership Form 10-K, the Company will also be unable to timely file its Form 10-K. The Partnership expects that the Partnership Form 10-K will be filed no later than the fifteenth calendar day following the due date, and we will file our Form 10-K immediately thereafter.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen J. Neyland	713	821-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ENBRIDGE ENERGY MANAGEMENT, L.L.C.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:	February 28, 2012	By:	/s/ STEPHEN J. NEYLAND
Stephen J. Neyland Vice President, Finance (Principal Financial Officer)